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                              September 22, 2022

       Matthew Galvanoni
       Chief Financial Officer and Chief Accounting Officer
       Pilgrim's Pride Corporation
       1770 Promontory Circle
       Greeley, CO 80634-9038

                                                        Re: Pilgrim's Pride
Corporation
                                                            Form 10-K for the
Year Ended December 26, 2021
                                                            Filed February 18,
2022
                                                            Form 10-Q for the
Period Ended June 26, 2022
                                                            Filed July 28, 2022
                                                            File No. 001-09273

       Dear Mr. Galvanoni:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ended June 26, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 33

   1. Please disclose in future filings whether and how your business segments, products, lines of service, projects,
or operations are materially impacted by supply chain disruptions, especially in light of
Russia   s invasion of Ukraine. For example, discuss whether you
                                                        have or expect to:
                                                            suspend the
production, purchase, sale or maintenance of certain items;
                                                            experience higher
costs due to constrained capacity or increased commodity prices or challenges
sourcing materials [(e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material
sourced from Russia, Belarus, or Ukraine)];
                                                            experience surges
or declines in consumer demand for which you are unable to
 Matthew Galvanoni
Pilgrim's Pride Corporation
September 22, 2022
Page 2
             adequately adjust your supply; or
               be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine and/or related
             geopolitical tension or have sought to    de-globalize    your
supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
2. Please disclose in future filings any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from,
         related to, or caused by the global disruption from, Russia   s
invasion of Ukraine. Trends
         or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.
Part II. Other Information
Item 1A. Risk Factors, page 50

3. We note there may be increased risk of cyberattacks as a result of the ongoing Russia-
         Ukraine war. To the extent material, please disclose any new or heightened risk of
         potential cyberattacks by state actors or others since Russia   s
invasion of Ukraine and
         whether you have taken actions to mitigate such potential risks.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameMatthew Galvanoni                            Sincerely,
Comapany NamePilgrim's Pride Corporation
                                                               Division of
Corporation Finance
September 22, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName